Exhibit 99.2

GOLDMINING INC.

(the "Company")

Annual General and Special Meeting May 24, 2023

REPORT OF VOTING RESULTS

(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

This report sets forth a summary of the matters voted upon at the annual general and special meeting of the Company held on May 24, 2023 (the "Meeting") and the outcome of such votes.

Description of Matter	Votes For	Votes Against

1.    Each of the following management nominees was elected as a director of the Company to hold office until the close of the next annual meeting of shareholders or until he or she resigns or sooner ceases to hold office:

a. Amir Adnani	22,970,344	2,140,810
b. David Garofalo	23,049,769	2,061,385
c. Garnet Dawson	24,635,536	475,618
d. David Kong	24,543,462	567,692
e. Gloria Ballesta	24,080,848	1,030,306
f. Hon. Herb Dhaliwal	24,376,853	734,301
g. Mario Bernardo Garnero	24,559,059	552,095
h. Anna Tudela	24,447,891	663,263

	Votes For	Votes Withheld
2. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed the Company's auditor for the ensuing year and the Company's board of directors was authorized to fix the remuneration to be paid to the auditor.	37,716,254	0

3. The previous grants of options issuable pursuant to the stock option plan of the Company as set forth in the Company’s management information circular, was ratified, affirmed and approved. The percentages of votes cost in favour of, and withheld, in respect of the approval and ratification of the unallocated options issuable and previous grants of options were as follows (based on proxies voted at the meeting).	23,580,934	1,530,220

Date: May 24, 2023